UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EPLANATORY NOTE

On February 8, 2024, SHL Telemedicine Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”), as described in the Notice and Proxy Statement that was attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on December 28, 2023. An aggregate of 6,765,828 of the Company’s ordinary shares (including American Depositary Shares, each representing one ordinary share) representing approximately 78.7% of the issued and outstanding ordinary shares of the Company having the right to vote, as of the record date for the Meeting, were present or represented by proxy at the Meeting. At the Meeting, the following proposals were voted upon at the Meeting, with the results of such voting as set forth below.

Results of the Meeting

Proposal No. 1: To amend the Company’s Articles of Association to increase the maximum number of directors who can serve on the Board at any one time from nine (9) to ten (10).

For	Against	Abstain	Broker Non-Votes
1,060,603	4,387,246	1,317,979	0

Proposal No. 2(a): To approve the reelection of Yariv Alroy as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
4,466,553	2,299,275	0	0

Proposal No. 2(b): To approve the reelection of Professor Amir Lerman as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
5,614,950	1,150,878	0	0

Proposal No. 3: To approve the election of Ido Nouberger as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
6,354,774	45	411,000	9

Proposal No. 4: To approve the election of Nir Rotenberg as a member of the Board of Directors, to serve until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
6,354,618	195	411,015	0

Proposal No. 5: To approve the Company’s Compensation Policy for officers and directors for an additional period of three years from the date of the Meeting, with certain changes thereto.

For	Against	Abstain	Broker Non-Votes
521,247	4,515,691	189,687	1,539,203

Proposal No. 6: To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

For	Against	Abstain	Broker Non-Votes
5,043,847	411,432	1,310,549	0

A copy of the press release issued by the Company on February 8, 2024, and announcing the approval of the proposals at the Meeting is attached hereto as Exhibit 99.1 and is incorporated by reference herein

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546), and its Registration Statement on Form 20FR12B/A filed with the Securities and Exchange Commission on March 28, 2023 (File No. 001-41641)

Exhibit 99.1	Description Press release, dated February 8, 2024, announcing the results of the Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd. By: /s/ Amir Hai Amir Hai Chief Financial Officer

February 8, 2024